SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MATERIAL FACT

Replacement of Executive Officers

Companhia de Saneamento Básico do Estado de São Paulo – SABESP ("Company" or "Sabesp"), pursuant to the provisions of Resolution 44 of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários), of August 23, 2021, hereby informs its shareholders and the market in general that its Board of Directors – in a meeting held on January 30, 2023 – elected new members for the Company’s Executive Board, for the remaining period of the term of office, which will end in June, 2023, as follows:

•	Mr. Bruno Magalhães D’Abadia, as Technology, Enterprises and Environment Officer, to replace Mr. Alceu Segamarchi Junior.

Mr. D’Abadia earned bachelor’s degrees in Mechatronics Engineering from Universidade de Brasília and in Accounting from Uninter, an MBA in Production Engineering from Centro Universitário de Anápolis, an MBA in Stock Market Analysis from IBMEC, and a master’s degree in Economics from Universidade de Brasília. Mr. D’Abadia was a State Secretary for the Administration of Goiás (August 2019 to November 2022), the Chair of the National Council of the Government’s Secretaries of State (May 2022 to November 2022), a legislative consultant of public finance (January/2015 to January/2019 e November/2022 to January/2023), the Chair of the Fiscal Council of Companhia de Saneamento de Goiás (February 2020 to January 2023), a member of the Fiscal Council of Companhia de Investimentos e Parcerias do Estado de Goiás (August 2019 to January 2023), the Chair of the Board of Directors of Companhia de Investimentos e Parcerias do Estado de Goiás (March 2019 to August 2019), a member of the Board of Directors of Companhia de Saneamento de Goiás (April 2019 to August 2019), and a external control auditor at Brazilian Federal Court of Auditors (March/2012 to January/2015) and engineer at Petrobras (September/2008 to October/2010), among others.

•	Mr. Roberval Tavares de Souza, as Regional Systems Officer, to replace Mr. Antônio Carlos Teixeira

Mr. Souza earned a bachelor’s degree in Civil Engineering from Universidade de Mogi das Cruzes, a specialization degree in Basic Sanitation Engineering from Faculdade de Saúde Pública at Universidade de São Paulo, an MBA in Business Management from Fundação Getúlio Vargas, and attended extension courses in Innovation Leadership at Massachusetts Institute of Technology. Mr. Souza is sanitation consultant (2022), worked at Sabesp from 1992 and 2021, in several management positions, such as Head of Central Business Unit and Head of South Business Unit, Interception and Isolated Systems Manager at the Sewage Treatment Business Unit, Administrative and Finance Manager at the Sewage Treatment Business Unit, Regional Manager of Operation, Maintenance, and Commercial Department of the East Business Unit. He was also a president of the São Paulo Institute in Management Excellence (Instituto Paulista de Excelência em Gestão) (2012 to 2014) and president of the Brazilian Association of Sanitation and Environmental Engineering (Associação Brasileira de Engenharia Sanitária e Ambiental) (2016 to 2020).

•	Mrs. Paula Alessandra Bonin Costa Violante, as Metropolitan Officer, to replace Mr. Ricardo Daruiz Borsari

Mrs. Violante earned a bachelor’s degree in Chemical Engineering from Universidade Federal de São Carlos, a master’s degree in Civil Engineering (hydraulics and sanitation) from Escola de Engenharia de São Carlos at Universidade de São Paulo and a supervised master’s degree from CIRSEE (Centre International de Recherche Sur L’Eau et L’Environnement) of SUEZ – France. She also attended a Controllership and Finance course at FIPECAFI and a Business Development Program from Fundação Dom Cabral (in company). Mrs. Violante was an Engineering and Operational Development Officer at Iguá Saneamento (2019 to January 2023) and an Operations Officer at SPAT (2017 to December 2018). She also worked in operational technical support in concession contracts for Mexico and Angola at Odebrecht Ambiental (September 2016 to July 2017). She was Contract Officer for several concessions in the State of São Paulo and State of Espírito Santo, in addition to having worked in corporate engineering (January 2009 and November 2013) at Foz do Brasil. She was a volunteer, as a senior examiner and rapporteur for management awards: Iberoamericano Award and Brazilian National Quality Award. She actively participated in groups and technical chambers of hydrographic basins, in the contracts she worked in.

The Company thanks Mr. Alceu Segamarchi Junior, Mr. Antônio Carlos Teixeira and Mr. Ricardo Daruiz Borsari for all contribution and dedication during the period they served on the Board of Executive Officers and wishes them success in their new journeys.

São Paulo, January 30, 2023.

Osvaldo Garcia
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 30, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.